XCel Brands, Inc.

475 10th Avenue, 4th Floor

New York, NY 10018

(347) 727-2474

October 22, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Edwin Kim
Staff Attorney

Re:	XCel Brands, Inc.

Form S-1

Filed September 20, 2013

File No. 333-191278

Dear Mr. Kim:

On behalf of XCel Brands, Inc. (the “Company”), set forth below are the responses to your October 8, 2013 telephonic comments to Brad L. Shiffman of Blank Rome LLP, counsel to the Company, regarding the Company’s Registration Statement on Form S-1 (the “Form S-1”). For the convenience of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the comments are set forth in boldface immediately preceding the Company’s responses in ordinary typeface.

1.	For each entity named in the tables under the captions “Selling Security Holders” and “Security Ownership of Certain Beneficial Issues and Management and Related Stockholders Matters” provide information about the natural persons who are deemed the beneficial owners of the shares held by such entities.

The requested disclosure has been added.

2.	Advise the Staff whether the Registration Statement on Form S-3 (No. 333-188987) will be withdrawn.

On October 15, 2013, the Company filed an application for withdrawal on Form RW for such registration statement.

3.	Advise the Staff whether the Company intends to use Rule 429 with respect to the prospectus included in the Form S-1 Registration Statement (No. 333-177505).

The Company does not intend to use Rule 429 to cover any of the securities covered by such prospectus.

Securities and Exchange Commission

October 22, 2013

Closing Comments

In connection with the foregoing responses of the Company to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form S-1;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form S-1; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at the number indicated above or Brad L. Shiffman, Esq., of Blank Rome LLP at (212) 885-5442.

Very truly yours,

/s/ James F. Haran
James F. Haran
Chief Financial Officer

cc:	Brad L. Shiffman, Esq.